Exhibit 99.1

FOR IMMEDIATE RELEASE

Saifun Semiconductors Shareholders Approve Acquisition by Spansion Inc.

SUNNYVALE, CA – December 20, 2007 – Spansion Inc. (NASDAQ: SPSN), the world’s largest pure-play provider of Flash memory solutions, and Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that Saifun’s shareholders have voted at a special shareholder meeting held today at Saifun’s offices in Netanya, Israel to approve the acquisition of the company by Spansion and all other transactions contemplated under the October 7, 2007 merger agreement (which was amended on December 12, 2007), including the cash distribution.

Shareholders as of the close of business on November 11, 2007 were entitled to vote at the meeting. A total of approx. 23.9 million ordinary shares, representing approximately 76% of the total outstanding shares were represented at the meeting.

More than 96% of the shares represented at the meeting voted in favor of the transaction and all special majority requirements set forth by the Israeli law were met.

The merger remains subject to satisfaction of customary closing conditions that include Israeli court approval and other regulatory approvals and is expected to close in the first quarter of 2008.

Cautionary Statement

Statements contained in this press release that are not historical facts, including statements regarding the consummation of the transaction and the timing thereof, , are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, Spansion’s Form 10-K for its fiscal year ended December 31, 2006, and its Forms 10-Q for the fiscal quarters ended September 30, 2007, July 1, 2007 and April 1, 2007, Saifun’s Form 20-F for the year ended December 31, 2006 and Saifun’s Forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on Spansion’s website at www.Spansion.com and Saifun’s website at www.Saifun.com, as applicable.

About Spansion

Spansion (NASDAQ: SPSN) is a leading Flash memory solutions provider, dedicated to enabling, storing and protecting digital content in wireless, automotive, networking and consumer electronics applications. Spansion, previously a joint venture of AMD and Fujitsu, is the largest company in the world dedicated exclusively to designing, developing, manufacturing, marketing and selling Flash memory solutions. For more information, visit www.Spansion.com.

Spansion®, the Spansion Logo®, MirrorBit®, ORNAND™, HD-SIM™ and combinations thereof, are trademarks of Spansion LLC. Spansion, the Spansion Logo and MirrorBit are registered in the US and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

About Saifun Semiconductors

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

For more information, please contact:

Investor Contact Spansion:	Investor Contact Saifun:
Bob Okunski	Marsha Shalvi
bob.okunski@Spansion.com	marshas@saifun.com
408.616.1117	+972.989.28450

Media Contact:
Michele Landry
michele.landry@Spansion.com
408.616.1170